January 10, 2013

Lyn Shenk
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Emergency Medical Services Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 16, 2012
File No. 001-32701

Dear Mr. Shenk:

This letter sets forth the responses of Emergency Medical Services Corporation (the “Registrant”) to the comments contained in your letter, dated December 27, 2012, relating to the Registrant’s Annual Report on Form 10-K for Fiscal Year Ended December 31, 2011, filed on March 16, 2012.  The comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

Item 7. Management’s Discussion and Analysis
Results of Operations, page 79

1.  We note from your disclosure here that for purposes of presenting a comparison of your 2011 results to prior periods you have presented and disclosed your 2011 results as the mathematical addition of the predecessor period (January 1, 2011 to May 24, 2011) and successor period (May 25, 2011 to December 31, 2011). Please note that this combined presentation does not comply with GAAP. We note your belief that this presentation provides meaningful information about your results of operations. However, although you may believe this discussion provides meaningful information, and therefore a supplemental presentation of this type may be appropriate, you are still required to present and discuss in MD&A actual results for the fiscal 2011 predecessor and successor periods, as presented on the face of your financial statements, in the position of greatest prominence. In addition to the preceding, you may also provide a supplemental comparative discussion of the results for fiscal 2011 and fiscal 2010 prepared on a pro forma basis consistent with the requirements set forth in Article 11-02(b) of Regulation S-X that reflects the effects of the merger. In this regard, disclosure should be provided to explain how the pro forma presentation was derived, why you believe the presentation to be useful, and any potential risks associated with using such a presentation (the potential that such results might not necessarily be indicative of future results for example, depending on how the information has been prepared, and the period that it covers). Please revise your disclosure accordingly.

The Registrant will comply with the Staff’s comment in future filings.

Notes to Consolidated Financial Statements
Note 16. Insurance, page F-39

2.  Please note that when a liability is recognized on a discounted basis, the notes to the financial statements should also include the following disclosures:

•   Expected aggregate undiscounted amount;

•        Expected payments for each of the five succeeding years, and the aggregate amount thereafter;

•        A reconciliation of the expected aggregate undiscounted amount to amounts recognized in the statement of financial position; and

•        An explanation of material changes in the expected aggregate amount since the prior balance sheet date, other than those resulting from pay-down of the obligation.

Please refer by analogy to the guidance in SAB Topic 5.Y and revise your disclosure accordingly.

The Registrant will comply with the Staff’s comment in future filings.

In responding to the Staff’s comments, the Registrant acknowledges the following:

•                                          the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to its filings; and

•                                          the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at 303-495-1200.

Regards,

/s/ Randel G. Owen

Randel G. Owen